SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from 5 December 2014 to 8 January 2015

DATE	DETAIL

08 January 2015	Directors Interests – Dividend Reinvestment

08 January 2015	Directors Interests – NG Share Incentive Plan

07 January 2015	Directors Interests – Dividend Reinvestment

02 January 2015	Total Voting Rights

22 December 2014	Transaction in Own Shares

18 December 2014	Transaction in Own Shares

18 December 2014	Directors Interests- Sharesave Plan Grant of Options

17 December 2014	Transaction in Own Shares

16 December 2014	Transaction in Own Shares

15 December 2014	Transaction in Own Shares

12 December 2014	Transaction in Own Shares

11 December 2014	Transaction in Own Shares

10 December 2014	Transaction in Own Shares

09 December 2014	Transaction in Own Shares

08 December 2014	Transaction in Own Shares

08 December 2014	Directors Interests – NG Share Incentive Plan

05 December 2014	Notification of Major Interest in National Grid plc Ordinary Shares

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

7 January 2015: Total Voting Rights
6 January 2015: Additional Listing application – National Grid plc Srip Dividend